Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of CytoSorbents’ (“CytoSorbents,” “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock, $0.001 par value per share (“Common Stock”), together with the additional information we include herein, summarizes the material terms and provisions of our Common Stock. The following description of our Common Stock is a summary and does not purport to be complete. For the complete terms of our Common Stock please refer to our Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and Amended and Restated Bylaws (“Bylaws”), each of which are incorporated by reference as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.1 is a part. The Delaware General Corporation Law, or the DGCL, may also affect the terms of our Common Stock.

General

The total number of shares of capital stock that we have authority to issue is 105,000,000, consisting of (i) 100,000,000 shares of Common Stock and (iii) 5,000,000 shares of preferred stock, par value per share $0.001 (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable.

Common Stock

Voting. For all matters submitted to a vote of stockholders, each holder of our Common Stock is entitled to one vote for each share registered in such holder’s name. Except as may be required by law and in connection with some significant actions, such as mergers, consolidations, or amendments to our Certificate of Incorporation that affect the rights of stockholders, holders of our Common Stock vote together as a single class. Generally, the election of members of our Board of Directors (the “Board”) is determined by the vote of the majority of the votes cast by stockholders with respect to that director’s election. However, in a Contested Election (as defined in our Bylaws), directors of the Board are elected by a plurality of the votes cast by the stockholders entitled to vote (and not by majority vote).

Dividends. Subject to preferential dividend rights of any then outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends, as and when declared by our Board.

Liquidation. In the event we are liquidated, dissolved or our affairs are wound up, after we pay or make adequate provision for all of our known debts and liabilities, each holder of our Common Stock will be entitled to receive all of our assets available for distribution to our stockholders, subject to any preferential or other rights of any then outstanding Preferred Stock.

Other Rights and Restrictions. Subject to the preferential rights of any other class or series of stock, all shares of our Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, appraisal or exchange rights, except for any appraisal rights provided by Delaware law. Furthermore, holders of our Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of our Common Stock to transfer such holder’s shares of our Common Stock.

The rights, powers, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which we may designate and issue in the future.

Listing. Our Common Stock is listed on the Nasdaq Capital Market under the symbol “CTSO.”

Transfer Agent and Registrar. The transfer agent for our Common Stock is American Stock Transfer & Trust Company, LLC.

Certain Effects of Authorized but Unissued Stock

We have shares of Common Stock and Preferred Stock available for future issuance without stockholder approval. We may issue these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved Common Stock and Preferred Stock may enable our Board to issue shares to persons friendly to current management or to issue Preferred Stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue Preferred Stock, the issuance could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Delaware Law and Certificate of Incorporation and Bylaws Provisions

Board of Directors. Our Bylaws provide that:

•	subject to the rights of the holders of any series of preferred stock then outstanding, any directors, or the entire Board, may be removed from office at any time, but only for cause, by the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class; and

•	vacancies in the Board resulting from such removal may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director. Directors so chosen shall hold office until the next annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

These provisions could discourage, delay or prevent a change in control of our company or an acquisition of our company at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our Common Stock. These provisions may also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of our Board.

Stockholder Action; Special Meeting of Stockholders. Our Certificate of Incorporation and Bylaws also provide that:

•	stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and then only if properly brought before the meeting

•	stockholder action may not be taken by written action in lieu of a meeting;

•	special meetings of stockholders may be called only by our Board, the Chairman of the Board or our Chief Executive Officer; and

•	in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding specified information and advance notice to us.

These provisions could delay, until the next stockholders’ meeting, actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our Common Stock, because a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders’ meeting, and not by written consent.

Indemnification. Our Certificate of Incorporation provides that we shall, to the fullest extent permitted by, and in accordance with the provisions of, the DGCL, indemnify each of our directors or officers or employees against expenses (including attorneys’ fees), judgments, taxes, fines and amounts paid in settlement, incurred by him in connection with, and shall advance expenses (including attorneys’ fees) incurred by him in defending, any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) to which such director, officer or employee is, or is threatened to be made, a party by reason of the fact that such director, officer or employee is or was a director or officer or employee of ours, or is or was serving at the request of us as a director, officer, partner, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise. Advancement of expenses shall be made upon receipt of an undertaking, with such security, if any, as the Board or stockholders may reasonably require, by or on behalf of the person seeking indemnification to repay amounts advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized therein.

Delaware Anti-Takeover Law

We are subject to the provisions of Section 203 of the DGCL. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.  Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.  These provisions could have the effect of delaying, deferring or preventing a change of control of our company or reducing the price that certain investors might be willing to pay in the future for shares of our stock.